

Mail Stop 3720

November 12, 2009

Mr. Jason L. Tienor
Chief Executive Officer
Telkonet, Inc.
20374 Seneca Meadows Parkway
Germantown, MD 20876

>   **Re: Telkonet, Inc.**
>   **Form 10-K for Fiscal Year Ended December 31, 2008**
>   **Filed April 1, 2009**
>
>   **Form 10-Q for the Quarterly Ended June 30, 2009**
>   **File No. 001-31972**

Dear Mr. Tienor:

We have reviewed your Form 10-K for the fiscal year ended December 31, 2008. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>Form 10-K for Fiscal Year Ended December 31, 2008</u>

<u>General</u>

1.   It appears that you have complied with the scaled reporting requirements for smaller reporting companies. If you intended to file this Form 10-K as a smaller reporting company, please revise your cover page to accurately reflect this status. If you were not eligible to file as a smaller reporting company, please revise your Form 10-K to comply with the disclosure requirements of Form 10-K, including, but not limited to, Items 303 and 407 of Regulation S-K.

2.   Please revise your cover page to disclose the securities registered pursuant to Section 12(b) of the Securities Exchange Act.

<u>Form 10-Q for the quarterly periods ended June 30, 2009</u>

<u>Note N – Discontinued Operations, page 18</u>

3.   We note that you recorded "recovery of MSTI cumulative net losses included in consolidated operating results" for $19,124,867, resulting in a gain on deconsolidation of $6,932,586. Tell us why you believe this $19 million should be recorded in the current income statement. In addition, tell us why it is appropriate to account for this investment under the cost method. Refer to your basis in the accounting literature.

*   *   *   *

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Inessa Kessman, Senior Staff Accountant, at (202) 551-3371 or Dean Suehiro, Senior Staff Accountant at (202) 551-3384 if you have questions regarding comments on the financial statements and related matters. Please contact Jessica Plowgian, Attorney-Advisor, at (202) 551-3367, or Paul Fischer, Attorney-Advisor at (202) 551-3415 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director